PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3) and 424(c)
(To Prospectus dated October 5, 2005)	Commission File No. 333-113737

2,306,088 Shares

BUCA, INC.

Common Stock

This prospectus supplement supplements the prospectus dated October 5, 2005, which relates to the shares of our common stock that may be sold by the selling shareholders named therein.

This prospectus supplement includes a press release we issued on November 4, 2005.

This prospectus supplement should be read in connection with, and may not be delivered or utilized without, the prospectus dated October 5, 2005, and the prospectus supplement dated October 14, 2005. This prospectus supplement is qualified by reference to the prospectus and the prospectus supplement, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus dated October 5, 2005, or the prospectus supplement dated October 14, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2005

FOR IMMEDIATE RELEASE

BUCA, Inc. 1300 Nicollet Mall Minneapolis, MN 55403 www.bucainc.com	Investor Relations Contact: Integrated Corporate Relations Kathleen Heaney (203) 803-3585

BUCA, Inc. Announces Delay in Filing Third Quarter 2005 Results

Comparable Restaurant Sales Increase 3.2%

Minneapolis, Minnesota, November 4, 2005. BUCA, Inc (Nasdaq:BUCA) announced that, while today is the prescribed due date for such filing, it does not expect to file today its Quarterly Report on Form 10-Q for the period ended September 25, 2005. Instead, the company expects to file with the SEC a Notification of Late Filing on Form 12b-25 on or before Monday, November 7, 2005, and to file the required third quarter Report on Form 10-Q on or before Wednesday, November 9, 2005. The delay in the filing is necessitated because the company has determined to restate its interim financial statements for the fiscal quarters ended March 27, 2005 and June 26, 2005. These financial statements are being restated to correct certain errors in the application of generally accepted accounting principals related to non-cash entries regarding the depreciation of fixed assets, accounting for interest expense and other items. Therefore, the financial statements contained in the company’s Quarterly Reports on Form 10-Q for the periods ended March 27, 2005 and June 26, 2005 should no longer be relied upon. The company expects that appropriate amendments to the previously filed fiscal 2005 quarterly reports will be filed at the same time as the company’s Report on Form 10-Q for the quarter ended September 25, 2005. The company expects these restatements to reduce its reported net loss for the fiscal quarter ended March 27, 2005 and to have a minimal impact on the reported net loss for the fiscal quarter ended June 26, 2005. The company does not expect that these restatements will have a material impact on its third quarter results.

The company now expects to release full quarterly results on Wednesday, November 9, 2005 and to hold a conference call at 5:00 p.m. Eastern Time, 4:00 p.m. Central Time, on the same date to discuss third quarter results and other information. The call will be webcast live from the company’s website at www.bucainc.com. The webcast link will be available under the investor relations section.

Preliminarily, the company expects to report restaurant sales of approximately $63.7 million for the fiscal quarter ended September 25, 2005, and comparable restaurant sales increases for such period of approximately 3.2% system-wide, with Buca di Beppo restaurants recording an approximately 3.5% comparable increase and Vinny T’s of Boston an approximately 0.8% increase.

In addition, the company announced today that it has determined to explore strategic alternatives for its Vinny T’s of Boston concept, including the possible sale or conversion to Buca di Beppo restaurants of some or all of the company’s 11 Vinny T’s of Boston restaurants. The company also announced that it is closing promptly three of the company’s lower performing Buca di Beppo restaurants.

Some of the information contained in this release is forward-looking and, therefore, involves uncertainties or risks that could cause actual results to differ materially. The final third quarter sales results, the impact of the restatements on quarterly results, and the company’s ability to file its third quarter report on Form 10-Q and to amend its prior fiscal 2005 quarterly reports on the dates projected depends upon the company and its independent registered public accounting firm completing the necessary analysis and review of the related financial statements. The ultimate result of the company’s exploration of strategic alternatives for Vinny T’s of Boston will depend upon the level of interest expressed by potential acquirers and/or analysis of the possible benefits and costs of individual restaurant conversions. These and other factors are discussed in more detail in the company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2004 and other reports previously filed with the SEC. The company disclaims any obligation to update forward-looking statements.

BUCA, Inc. owns and operates 107 highly acclaimed Southern Italian restaurants under the names Buca di Beppo and Vinny T’s of Boston in 30 states and the District of Columbia.